UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-42394

Sunrise Communications AG

(Exact name of registrant as specified in its charter)

Thurgauerstrasse 101b

8152 Glattpark (Opfikon), Switzerland

Tel: +41 58 777 76 66

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

COMPLETION OF SPIN-OFF

On November 8, 2024, Liberty Global Ltd. (“Liberty Global”) completed the previously announced spin-off (the “spin-off”) of its former wholly owned subsidiary Sunrise Communications AG (“Sunrise”), through a series of transactions that resulted in the transfer to Sunrise of Liberty Global’s Swiss telecommunications operations.

The spin-off was accomplished by the distribution to: (i) holders of Liberty Global Class A and Class C common shares of one Class A common share (namenaktien) of Sunrise, par value CHF 0.10 per share (“Sunrise Class A Common Shares”), in the form of one Class A American depositary share of Sunrise (“Sunrise Class A ADSs”), for every five Liberty Global Class A or Class C common shares owned by such holders, and (ii) holders of Liberty Global Class B common shares of two Class B shares with privileged voting rights (stimmrechtsaktien) of Sunrise, par value CHF 0.01 per share (the “Sunrise Class B Shares”), in the form of two Class B American depositary shares of Sunrise (the “Sunrise Class B ADSs”), for each Liberty Global Class B common share owned by such holders. As a result of the spin-off, Sunrise is an independent, publicly traded company. Trading in the Sunrise Class A ADSs, under the symbol “SNRE,” is expected to begin on the Nasdaq Global Select Market on November 13, 2024, while trading in the Sunrise Class A Common Shares, under the symbol “SUNN,” is expected to begin on the SIX Swiss Exchange on November 15, 2024. The letter agreement between Messrs. Malone and Fries referenced in the proxy statement/prospectus forming a part of Amendment No. 2 to Sunrise’s Registration Statement on Form F-4, declared effective by the Securities and Exchange Commission on September 20, 2024 (File No. 333-281772) (the “Registration Statement”), was intended to be executed on the effective date of the spin-off; however, the agreement was not executed, but may be executed at a later date. The Master Separation Agreement, the Technology Master Services Agreement and the Tax Separation Agreement, each as defined in and filed as exhibits to the Registration Statement, among other spin-off documents, were executed.

On November 8, 2024, Sunrise issued a press release announcing the completion of the spin-off. The full text of this press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

SUNRISE BOARD COMMITTEES

On November 8, 2024, the board of directors of Sunrise established an audit committee, a compensation committee and a nominating committee and appointed the following directors to serve as members of these committees as of the same date:

Audit Committee

•	Thomas D. Meyer (Chair)

•	Catherine Mühlemann

•	Enrique Rodriguez

Compensation Committee

•	Adam Bird

•	Ingrid Deltenre (Chair)

•	Enrique Rodriguez

Nominating Committee

•	Adam Bird (Chair)

•	Catherine Mühlemann

•	Lutz Schüler

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNRISE COMMUNICATIONS AG

By:	/s/ Marcel Huber
	Name:	Marcel Huber
	Title:	General Counsel and Corporate Affairs Officer of Sunrise Communications AG

Date: November 8, 2024

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated November 8, 2024

99.2	Articles of Association